Fox Rothschild LLP

101 Park Avenue, Suite 1700

New York, NY 10178

July 13, 2016

DigiPath, Inc.

6450 Cameron Street, Suite 113

Las Vegas, Nevada 89118

Gentlemen:

You have requested our opinion in connection with the filing by DigiPath, Inc. (the “Company”) of a Registration Statement on Form S-8 (the “Registration Statement”) with the Securities and Exchange Commission covering the offering of an aggregate of 11,500,000 shares (the “Shares”) of the Company’s common stock, $0.001 par value per share (“Common Stock”), pursuant to the Company’s Amended and Restated 2012 Stock Incentive Plan (the “Plan”).

In connection with this opinion, we have examined the Registration Statement, the Plan, the Company’s Articles of Incorporation and Bylaws, as currently in effect, resolutions adopted by the Board of Directors of the Company pertaining to the approval of the Plan and the issuance of the Shares, and such other documents, records, certificates, memoranda and instruments as we have deemed necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares, when sold and issued in accordance with the Plan, will be validly issued, fully paid, and nonassessable.

Our opinion expressed herein is limited to the laws of the State of Nevada.

This opinion letter has been prepared for your use in connection with the Registration Statement and speaks as of the date hereof, and we assume no obligation to advise you of any changes in the foregoing subsequent to the date hereof.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

Fox Rothschild LLP

/s/ Fox Rothschild LLP